October 19, 2023
VIA EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:    Mark Brunhofer
Sandra Hunter Berkheimer
Jessica Livingston
Michelle Miller
Office of Crypto Assets

RE:    Robinhood Markets, Inc.
Form 10-K filed February 27, 2023
Form 10-Q filed August 3, 2023
File No. 001-40691

Ladies and Gentlemen:

Robinhood Markets, Inc. (the “Company,” “Robinhood,” “we,” or “our”) hereby submits via EDGAR the Company’s responses to comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter to the Company, dated September 21, 2023.

We have set forth below each of your comments followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2022
Part I
Item 1. Business, page 5

1.Please identify all of the crypto assets that you support on your platform and identify all of the crypto asset services that you offer for each asset. Consider using a table or chart to identify the various crypto assets and corresponding services.

Response:
The Company respectfully advises the Staff that it currently offers customers of Robinhood Crypto, LLC (“RHC”) commission-free cryptocurrency1 trading for a select number of crypto
1 RHC is currently available in every U.S. state (except for Hawaii and Nevada) and the District of Columbia, but not all cryptocurrencies are available in every state.

currencies via the Robinhood app. RHC customers are also able to transfer cryptocurrencies supported on our platform into and out of their RHC accounts without commission (with the exception of New York where its regulatory application is still pending). RHC currently supports the following cryptocurrencies for trading and transfer2:

•Aave (AAVE)
•Avalanche (AVAX)*
•Bitcoin (BTC)
•Bitcoin Cash (BCH)
•Chainlink (LINK)
•Compound (COMP)*
•Dogecoin (DOGE)
•Ethereum (ETH)
•Ethereum Classic (ETC)
•Litecoin (LTC)
•Shiba Inu (SHIB)*
•Stellar Lumens (XLM)*
•Tezos (XTZ)*
•Uniswap (UNI)*
•USD Stablecoin (USDC)**

    We also provide real-time market data for certain cryptocurrencies, including those that are not supported on RHC’s platform, for informational purposes only.

    Separately, our Cayman Islands subsidiary, Robinhood Non-Custodial Ltd. (“RHNC”), makes available to users self-custody digital wallet software (the “Robinhood Wallet”) without charge via a web app and/or mobile user interface (separate from the Robinhood app). The Robinhood Wallet currently supports technical compatibility with the Ethereum, Bitcoin, Dogecoin, Polygon, Arbitrum, and Optimism networks, and it does not collect any portion of applicable network or “gas” fees imposed by such networks.

    In response to the Staff’s comment, the Company intends to revise the disclosure that appeared on pages 7 and 8 of our Form 10-K for the fiscal year ended December 31, 2022 (our “2022 10-K”) for inclusion in our Form 10-K for the fiscal year ended December 31, 2023 (our “2023 10-K”) to reflect the information provided above.

Robinhood Crypto, page 7

2.We note that Robinhood Crypto offers a custodial solution in hot and cold wallets and that Robinhood Wallet offers a self-custodied solution. We also note that Robinhood Wallet gives customers “full control over their cryptocurrencies, which means they hold and maintain the private key to their assets.” Please revise to
2 A single asterisk (*) indicates a cryptocurrency is not available for trading in New York. A double asterisk (**) indicates a cryptocurrency is not available for trading in New York or Texas.

further describe your custodial practices for crypto assets, including the items below:
•Disclose the geographic location where the crypto assets are held in cold wallets and how the private keys are located.
•Describe the technology used from a third-party provider to manage your cryptocurrency, custody, transfer, and settlement operations and material terms of the agreement.
•Identify the person(s) that have access to the crypto assets and whether any persons (e.g., auditors, etc.) are responsible for verifying the existence thereof.
•Also clarify whether any insurance providers have inspection rights associated with the crypto assets held in storage.
•Identify the person(s) that have the authority to release the proceeds from your wallets.
•Discuss how the existence, exclusive ownership and software functionality of private digital keys and other ownership records are validated by the relevant parties.
•Describe any policies and procedures that are in place to prevent self-dealing and other potential conflicts of interest.
•Describe any policies and procedures you have regarding the commingling of assets, including customer assets, your assets, and those of affiliates or others.
•Identify what material changes, if any, have been made to your processes in light of the recent crypto asset market disruption.

Response:

The Company acknowledges the Staff’s comment and has set forth below each item followed by the Company’s response.

•Disclose the geographic location where the crypto assets are held in cold wallets and how the private keys are located.

The Company respectfully advises the Staff that it does not believe that this information is material to an investor’s understanding of its business, taken as a whole, because the geographic location of wallets and keys does not affect the availability of cryptocurrencies to our customers. Furthermore, the Company believes that providing this information could pose a physical security risk and enable bad actors to compromise its systems and gain access to the cryptocurrencies it holds in custody on behalf of its customers.

•Describe the technology used from a third-party provider to manage your cryptocurrency, custody, transfer, and settlement operations and material terms of the agreement.

The Company intends to revise the disclosure that appeared on pages 7 and 8 of our 2022 10-K for inclusion in our 2023 10-K to disclose that RHC uses a third-party industry-standard vendor to help maintain private keys to its wallets. The Company does not believe that the terms of its agreement with such vendor are material to an investor’s understanding of its business, taken as a whole.

•Identify the person(s) that have access to the crypto assets and whether any persons (e.g., auditors, etc.) are responsible for verifying the existence thereof.

The Company intends to revise the disclosure that appeared on pages 7 and 8 of our 2022 10-K in our 2023 10-K to disclose that RHC has strict controls in place to restrict the movement of coins, that more than one person is required to initiate and approve each transfer, and that only a small group of higher-level employees have the necessary privileges to add and authorize new addresses or to release proceeds from wallets. The Company advises the Staff that its internal audit and compliance teams are responsible for verifying the Company’s cryptocurrency holdings, as reflected in the disclosures in its financial statements pursuant to Staff Accounting Bulletin No. 121 (“SAB 121”). In connection with these procedures, they also verify the existence of the individuals that have access to the cryptocurrencies. The Company respectfully notes that identifying these individuals presents a security risk to both the individuals and potentially our customers’ cryptocurrencies and does not provide material information regarding our controls and procedures beyond the additional disclosure we intend to provide, as described herein. Ernst & Young LLP, the Company’s independent registered public accounting firm, reviews financial statements in the Company’s Form 10-Qs and audits the financial statements in our Form 10-Ks, which contain the disclosures required by SAB 121.

•Also clarify whether any insurance providers have inspection rights associated with the crypto assets held in storage.

The Company respectfully advises the Staff that it does not believe that this information is material to an investor’s understanding of our business, taken as a whole. The Company notes for the Staff, however, that while there is no provision in our insurance policies giving the insurance provider the right to inspect its cryptocurrencies, the insurance providers are permitted to interview employees and review pertinent records.

•Identify the person(s) that have the authority to release the proceeds from your wallets.

The Company respectfully advises the Staff that it does not believe that this information is material to an investor’s understanding of its business, taken as a whole, and that identifying these specific persons presents a security risk to the individuals themselves, as well as potentially puts customers’ cryptocurrencies at heightened risk. However, as noted above, the Company intends to revise the disclosure that appeared on pages 7 and 8 of our 2022 10-K for inclusion in our 2023 10-K to disclose that only a small group of higher-level employees have the necessary privileges to release proceeds from the wallets.

•Discuss how the existence, exclusive ownership and software functionality of private digital keys and other ownership records are validated by the relevant parties.

The Company intends to revise the disclosure that appeared on pages 7 and 8 of our 2022 10-K for inclusion in our 2023 10-K to disclose that RHC maintains custody of its customers’ cryptocurrencies in omnibus wallets on behalf and for the benefit of its customers and maintains records of customers’ ownership and account balances of cryptocurrencies.

•Describe any policies and procedures that are in place to prevent self-dealing and other potential conflicts of interest.

The Company intends to revise the disclosure that appeared on pages 7 and 8 of our 2022 10-K for inclusion in our 2023 10-K to disclose that RHC has anti-money laundering and insider trading programs intended in part to prevent self-dealing and other potential conflicts of interest, including with respect to its cryptocurrency services. We believe that these procedures address the most significant potential concerns related to self-dealing and other potential conflicts of interest.

•Describe any policies and procedures you have regarding the commingling of assets, including customer assets, your assets, and those of affiliates or others.

As disclosed on page 7 of our 2022 10-K, the overwhelming majority of cryptocurrency coins on the Company’s platform are held in cold storage, though some coins are held in hot wallets to support day-to-day operations. The Company notes for the Staff that, other than the coins held in hot wallets to support day-to-day operations, there is no commingling of funds nor does the Company engage in any proprietary trading.3The Company has also implemented daily and monthly controls to ensure the cryptocurrencies in custody are maintained in the same amounts obligated to customers. The Company intends to revise the disclosure that appeared on pages 7 and 8 of our 2022 10-K for inclusion in our 2023 10-K to disclose that RHC does not engage in lending transactions with cryptocurrencies held on behalf of its customers.

•Identify what material changes, if any, have been made to your processes in light of the recent crypto asset market disruption.

The Company does not believe that this information is material to an investor’s understanding of its business, taken as a whole, but respectfully advises the Staff that the
3 RHC sometimes purchases small amounts of cryptocurrency to support the operations of its business, and does not seek to profit from an increase in the value of such assets.

Company has not made any material changes to its custodial processes for cryptocurrencies in light of the recent cryptocurrency market disruption.

Intellectual Property, page 15

3.We note the importance of your intellectual property to your business under this heading and in your Risk Factor disclosure beginning on page 96 of your Form 10-Q for the period ended June 30, 2023. Please revise your disclosure to specify the duration of your material trademarks, patents, copyrights, domain names, and license and assignment agreements.

Response:

The Company respectfully advises the Staff that it does not believe that its proprietary technology is dependent on any single patent, trademark, copyright, domain name, license, assignment agreement, or any other form of intellectual property, or any groups of related intellectual property. In response to the Staff’s comment, the Company intends to revise the disclosure that appeared on pages 15 and 16 of our 2022 10-K for inclusion in our 2023 10-K to specify the duration of any material trademarks, patents, copyrights, domain names, and license and assignment agreements.

Item 2. Properties, page 68

4.Please revise to disclose the use or function of your international offices in the United Kingdom, Netherlands and India. Refer to Item 102 of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment, and respectfully advises the Staff that the Company’s corporate headquarters in Menlo Park, California, where our co-founders are located, are the only physical properties it considers to be material. The Company does not consider any of its other physical office locations, including any of its international offices, to be material as set forth in Item 102 of Regulation S-K, because they are, in each case, simply office space to support our operations as described in Item 2 of our 2022 10-K. The Company’s physical office locations consist of general-purpose commercial office space, which is readily available at competitive or market rates in the locations where we presently have offices. In response to the Staff’s comment, the Company intends to revise the disclosure that appeared on page 68 of our 2022 10-K for inclusion in our 2023 10-K as follows (with additions shown as bold, underlined text and deletions shown as strikethrough text):

“~~We lease facilities under operating leases~~Our corporate headquarters are located in Menlo Park, California, where we currently have lease commitments for multiple facilities with various expiration dates through 2026~~33~~. We otherwise lease office~~These~~ facilities ~~are located~~ throughout the United States and other countries around the world for engineering, sales, marketing, and operations, as well as general and administrative purposes.~~, including~~

~~United Kingdom, Netherlands, and India. Our leased locations include our corporate headquarters located in Menlo Park, California and offices in Denver, Colorado, Lake Mary, Florida, New York, New York, and Washington, D.C.~~

We believe our facilities are suitable for their present and intended purposes and are operating at a level consistent with the requirements of the industry in which we operate. We also believe that our leases are at competitive or market rates and do not anticipate any difficulty in leasing suitable additional space upon expiration of our current lease terms.”

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Factors Driving Our Performance, page 76

5.Throughout this disclosure and elsewhere you refer to your users as customers. We also note disclosure in your initial public offering prospectus on pages 1 and 126 that highlights your use of the terms "users" and "customers" in relation to the definition of customers in ASC 606. Please tell us your consideration for providing similar disclosure in your annual and quarterly reports under the Exchange Act. In addition, in your response tell us how many Robinhood Gold users/customers you have and your consideration for separately disclosing information about the number of these users.

Response:

The Company respectfully advises the Staff that during the initial public offering users of Robinhood did not meet the definition of a customer as defined in ASC 606, Revenue from Contracts with Customers (“ASC 606”) as such users had not contracted with Robinhood to provide them a service in exchange for consideration as noted in response #3 in the Robinhood Markets, Inc. Confidential Submission of Amendment No. 2 to Draft Registration Statement on Form S-1 letter dated May 28, 2021. During the year-ended December 31, 2022, the Company began to offer new broad-based features to users in exchange for consideration from the users. Due to these changes, users met the definition of a customer, as defined in ASC 606-20-10, and the prior disclosure was no longer applicable. As a result of this change, the Company began to assess all payments to users under the consideration paid to customers framework outlined in ASC 606 and began to treat these payments as a reduction of revenue, when appropriate.

Regarding disclosure of the number of Robinhood Gold customers, the Company respectfully calls your attention to page 84, where we state, “as a result of a decrease in paid subscribers to Robinhood Gold from 1.3 million to 1.1 million.” Starting in Q3 2023, the Company intends to disclose the number of Robinhood Gold customers for each of the income statement periods presented.

Comparison of the Years Ended December 31, 2022 and 2021
Revenues
Net Interest Revenues, page 82

6.We note the table presented on page 83 that "summarizes interest-earning assets, the revenue or expense generated by these assets, and their respective annualized yields (computed based on average balance over the quarter)." Please address the following:
•Tell us why and how interest-earning assets would generate interest expense, otherwise represent to us that you will revise your introductory sentence in future filings to clarify.
•Tell us why you indicate that you annualized the yield computations when each period presented is an annual period, otherwise represent to us that you will revise your introductory sentence in future Form 10-K filings to remove reference to annualization.
•Although you indicate in your introductory sentence that the annualized yields were computed based on the average balance over the quarter, it is apparent from the tables and footnote 4 thereto that the average balance used to compute yields is a simple average. As by their nature, simple averages assume straight-line increases or decreases in relevant balances that rarely if ever occur. As a result, tell us your consideration for providing averages calculated at more frequent intervals and how your presented yields are meaningful.
•In conjunction with your response to the prior bullet, tell us the yields for each period presented for each column in the table (i.e., margin book, cash and deposits, cash sweep, total interest-earning assets, and net interest revenue) calculated with the following balance averages:
◦Month end averages (i.e., 13 total balances including the end of the prior year);
◦Quarter end average (i.e., 5 total balances);
◦Weekly averages; and
◦Daily averages, assuming the data is available and will not involve unwarranted or undue burden or expense.

Response:

In response to the Staff’s comment, the Company intends to revise the disclosure that appeared on page 83 of our 2022 10-K for inclusion in our 2023 10-K as follows (with additions shown as bold, underlined text and deletions shown as strikethrough text):

“The following table summarizes interest-earnings assets, the revenue ~~or expense~~ generated by these assets, and their respective annual~~ized~~ yields ~~(computed based on average balances over the quarter)~~:”

The Company respectfully advises the Staff that the Company began presenting the interest-earning asset table in our Form 10-Q for the period ended September 30, 2022, and has, and will, continue to provide the table on a quarterly basis moving forward. As such, the Company does provide the calculation at more frequent intervals and believes the combination of available information on a quarterly and annual basis provides material information to users of the filings.

As requested by the Staff, the Company has recreated the table with month end and quarter end averages below. The Company respectfully advises the Staff that calculations with weekly or daily averages are not possible to recreate without unwarranted or undue burden because information is not readily available on a daily or weekly basis for the balances of interest-earning assets or interest income without assistance from third parties to obtain such balances and perform an allocation of interest income from a monthly period to daily and weekly periods. Furthermore, the Company does not believe that such weekly or daily averages are material to an investor’s understanding of our business, taken as a whole, because we do not believe that weekly or daily averages present any more useful trend information to investors than monthly- and quarter-end averages.

	Month end		Quarter end
Year ended December 31, 2022	Month end average	Annual yield	Quarter end average	Annual yield
Margin book	$4,519	3.92%	$4,615	3.84%
Cash and deposits	9,949	1.61%	10,036	1.59%
Cash Sweep	2,920	0.75%	3,117	0.71%
Total interest-earnings assets	17,388	2.06%	17,768	2.02%
Net interest revenue		2.44%		2.39%

Year ended December 31, 2021
Margin book	$5,432	2.43%	$5,318	2.48%
Cash and deposits	10,132	0.05%	9,392	0.05%
Cash Sweep	2,109	0.14%	1,990	0.15%
Total interest-earnings assets	17,673	0.79%	16,700	0.84%
Net interest revenue		1.45%		1.53%

Year ended December 31, 2020
Margin book	$1,551	4.32%	$1,652	4.06%
Cash and deposits	5,453	0.29%	5,478	0.29%
Cash Sweep	1,149	0.09%	1,110	0.09%
Total interest-earnings assets	8,153	1.03%	8,240	1.02%
Net interest revenue		2.17%		2.15%

Item 7A. Quantitative and Qualitative Disclosures About Market Risk
Interest Rate Risk, page 94

7.We note your election to provide disclosure under the sensitivity analysis option of Item 305(a)(1)(ii) of Regulation S-K. Please tell us how your hypothetical 100 basis point increase or decrease in interest rates at December 31, 2022 would have a positively correlated impact of approximately 10% on total net revenues. In your response:
•Tell us how you derived the approximately 10% impact;
•Explain the time period over which this hypothetical change in interest rate impacts total net revenues;
•Explain how a hypothetical change in interest rates at a point in time impacts revenue, an account that reflects activity over a period of time;
•Tell us how your disclosure expresses the potential loss (or gain) in future earnings, fair values or cash flows as stipulated in paragraph (A) of the guidance referenced above;
•Tell us your consideration for providing average, high, and low sensitivity analysis amounts over multiple periods as indicated in Instructions 1A and 1B to Item 305(a) of Regulation S-K; and
•Tell us whether you believe the 100 basis point increase or decrease in interest rates is reasonably possible in the near-term as stipulated in Instruction 3A to Item 305(a) of Regulation S-K, specifically explaining whether you believe a decrease in interest rates is reasonably possible given the current levels of inflation and actions taken by the Federal Reserve Board.

Response:

In response to the Staff’s comment, the Company intends to revise the disclosure that appeared on page 94 of our 2022 10-K for inclusion in our 2023 10-K as follows (with additions shown as bold, underlined text and deletions shown as strikethrough text) to address more clearly how the impact is calculated, what time period the impact refers to and how the analysis impacts potential loss (or gain) and cash flows of the Company:

“Our exposure to changes in interest rates primarily relates to interest earned on our cash and cash equivalents, cash and cash equivalents segregated under federal and other regulations, deposits with clearing organizations, restricted cash, investments in debt securities and margin loans. We use a net interest sensitivity analysis, which applies a hypothetical 100 basis point increase or decrease in interest rates to the period end balances of the items above, to evaluate the effect that changes in interest rates might have on total net revenues, income and cash flows over the prior annual period. The sensitivity analysis assumes the asset and liability structure of the consolidated balance sheet would not be changed as a result of the simulated changes in interest rates.

The results of the analysis based on our financial position as of December 31, 202~~2~~3, indicate ~~that a hypothetical 100 basis point increase or decrease~~ such a change in interest rates would have had a positively correlated impact of approximately [xx%] on total net revenues, income and cash flows. We note the relationship between interest rate changes and impact on total net revenues, income and cash flows is relatively linear and proportional, meaning a hypothetical 50 or 150 basis point increase or decrease in interest rates would have a positively correlated impact of approximately [x] or [x]% on total net revenues, income and cash flows, respectively.”

The Company further advises the Staff, as noted in the updated disclosure above, the Company’s total net revenues, income and cash flows have a linear and proportional relationship to changes in interest rates. For example, for December 2022, a hypothetical 50 or 150 basis point increase or decrease in interest rates would have had a positively correlated impact of approximately 5 or 15% on total net revenues, income and cash flows, respectively. Due to this relationship, the Company does not believe an average, high or low sensitivity analysis would provide additional useful information to users of the report.

As the Staff noted, the Federal Reserve Board moved quickly to increase interest rates to combat inflation levels, including an increase of 350 basis points in the period from June to December 2022 and another 100 basis points in fiscal year 2023. Additionally, the Company notes from June to November 2019, prior to the COVID-19 pandemic, the Federal Reserve Board decreased interest rates 75 basis points. Finally, the federal target rate futures market currently shows the probability of a rate decrease of 100 basis points or more by Q4 2023 at approximately 18%. Based on this data, we think that a hypothetical 100 basis point decrease in interest rates reflects reasonably possible near-term changes.

Notes to the Consolidated Financial Statements
Note 1: Description of Business and Summary of Significant Accounting Policies
Segment Information, page 109

8.You disclose that you operate and report financial information in one operating segment. In the first paragraph on page 12 of your June 30, 2023 Form 10-Q, you disclose that you reorganized your management reporting from a single entity-level reporting unit for goodwill impairment testing purposes into four reporting units, but continue to operate and report in one operating segment. In the second full paragraph on page 74, you disclose that in August 2022 you restructured your organization into a GM (presumably general manager) structure under which GMs have started to assume broad responsibility for your individual businesses. Please tell us why you have only one operating and reporting segment and reference for us the authoritative literature you rely upon to support your disclosure. In your response, at a minimum, ensure that you address the following:
•Tell us what four reporting units you identified for goodwill impairment testing purposes.

•Tell us whether these four reporting units are consistent with the "individual business" identified in your August 2022 restructuring disclosure. If not, separately tell us these individual businesses.
•Tell us who manages these individual businesses, provide their titles, and tell us whether (explaining why or why not) these individuals are the segment managers identified in ASC 280-10-50-7.
•Tell us the financial information (including key performance metrics) that the managers in the preceding bullet evaluate as part of their management responsibilities. Tell us how often they review this information.
•If you believe the managers in the preceding bullets are not segment managers, explain how they can have "broad responsibility" for their individual businesses without assessing and evaluation financial performance.
•Identify for us your chief operating decision maker (CODM).
•Tell us what level of financial information (including key performance metrics) your CODM reviews and how frequently they review the information.

Response:
The Company acknowledges the Staff’s comment and provides the following response:

Executive Summary

The Company has identified Vlad Tenev, Chief Executive Officer (“CEO”), President, Co-Founder, and Chair of the Board of Directors (the “Board”) as the chief operating decision maker (“CODM”) per ASC 280-10-50-5 as he is responsible for the allocation of resources to and assessment of the performance of the Company. As detailed below, the CODM regularly reviews operating results at the consolidated level, budgets and forecasts are prepared on a consolidated basis and executive compensation is based solely on total company performance. As a result, the Company has determined that it has operated in one operating and reportable segment before and after the reorganization into the GM structure discussed below.

In August 2022, the Company announced it was reorganizing into a general manager (“GM”) structure in which the GMs would begin to assume broad responsibilities for their respective businesses. At that time, the GMs and their businesses were:

•Brokerage: Steven Quirk, Senior Vice President & GM, Chief Brokerage Officer;
•Crypto: Johann Kerbrat, Senior Director & GM of Crypto;
•Say: Alexander Lebow, Director & GM of Say; and
•Cash: Nafeesa Remtilla, Vice President & GM of Cash.4

4 In September 2023, after the acquisition of X1 Inc., the Cash and X1 teams were combined into a new team, Money, that is led by Deepak Rao, GM and Senior Director.

No discrete financial information for the GMs’ businesses was available during 2022. Starting in Q1 2023, the Company began to produce discrete financial information that was shared with the GMs and, per ASC 350-20-35-34, the four businesses individually were determined to be reporting units. The Company continues to improve its reporting of GM level financial information that may eventually be—but is not currently—shared with and used by the CODM to allocate resources and determine performance, which would potentially change the conclusion of one operating and reportable segment for the Company.

Operating and Reporting Segment Determination

Identify the CODM

The CODM is Vlad Tenev, CEO, President, Co-Founder, and Chair of the Board. The CEO’s primary responsibilities include:

•setting the Company vision, values, and corporate culture;
•establishing company-wide strategy;
•building a competent senior management team;
•reviewing and approving annual budgets as well as the Company’s bonus program;
•assessing performance and allocating resources (e.g., investment in marketing, restructuring, and reduction in force); and
•making key and major decisions in support of the Company’s vision and strategy (e.g., business acquisitions).

Information provided to the CODM

The information prepared by the Company and shared with the CODM on a regular basis has not been significantly impacted by the change to the GM structure announced in August 2022. While the packages have evolved over time they have never contained any measure of financial performance that aligns with the GMs’ businesses or any other breakdown of our business other than at a consolidated basis. The purpose and contents of each of these packages are:

a) Monthly/quarterly finance review: The finance review package is shared with the CODM and his direct reports to review the Company’s performance and consistently includes:
•financial results on a consolidated basis. This includes total net revenues, revenues by type (e.g. transaction, interest, etc), operating expenses excluding share-based compensation, share-based compensation and adjusted EBITDA. The financial information also includes departmental expenses (e.g. finance, legal, compliance) budget versus actual;
•narrative overview of highlights and lowlights specific to the period for the respective businesses, such as new product/features or activity based metrics;
•key performance indicators (“KPI”) that are shared as part of our external reporting; and

•periodic deep dives on general business topics that change depending on recent business activity with examples including headcount summaries by department, customer service key metrics and user cohort metrics.

b) Monthly results summary: The monthly results summary is shared with the CODM and his direct reports. This summary provides a high-level overview of the Company’s financial performance for the month. The summary includes financial results on a consolidated basis including a budget versus actual comparison.

c) Quarterly Chief Financial Officer (“CFO”) report: This is part of the quarterly Board meeting materials that is shared, reviewed, and approved by the CODM prior to the Board meeting. The report includes:
•summary of and deep dives into the CFO’s top priorities and areas of focus for the prior period. The topics change each period but focus on strategic initiatives and does not normally include financial performance discussion;
•KPI and consolidated financial results including budget versus actual comparison;
•Company-wide liquidity position; and
•headcount breakdown analysis by department.

d) Weekly finance metrics dashboard that is provided to the CODM and his direct reports and includes:
•weekly, monthly, and quarterly revenues by source, such as transaction-based revenues by equities, options, and cryptocurrencies, interest revenue on cash, securities lending, and other revenues. These revenue figures are estimated based on internal databases except for interest revenue, which is based on our forecast and not actual results; and
•weekly trends of our externally reported KPIs and other non-financial KPIs.

e) Weekly revenue/Average Revenue Per User (“ARPU”) review is shared with the CODM and his direct reports and includes:
•net revenues by source that is consistently with the Company’s external reporting presentation for public filings. These revenue figures are estimated based on internal databases except for interest revenue, which is based on our forecast and not actual results; and
•weekly ARPU in total and by source of revenue.

Other considerations

Budget and Forecast

The Company’s budgeting process continues to be prepared at a departmental level and has not yet been conformed to the new GM structure. The budget and forecast include the following main workstreams:

•Revenue: forecasted by revenue types that aligns with our presentation of revenue in our periodic reports based on assumptions of the key drivers for each revenue type including customer behavior, trading trends and macroeconomic outlook. These assumptions and the outputs are reviewed and validated by the GMs, their respective teams and the finance and strategy team. These revenue forecasts are then aggregated into a consolidated revenue forecast that is shared with the CODM;
•Operating expenses: budgeted at the department level. The budget is based on spend category (e.g. contractor, software, third-party services, etc.) and forecasted headcount. Assumptions and the outputs are reviewed and validated by the relevant department leads and the finance and strategy team. The department level forecasts are then aggregated into a consolidated operating expense budget; and
•Adjusted EBITDA: derived from the forecasted revenues and operating expenses at the consolidated level.

The initial budget is shared on a consolidated basis with the CODM and includes consolidated revenues, material revenue by type, consolidated total operating expenses and consolidated operating expenses by type (e.g. marketing, compensation and benefits etc). Questions and comments from the CODM are discussed and revisions to the budget and forecast are made accordingly. No information is shared with the CODM at any level but the consolidated level. The budget is eventually shared with the Board for presentation purposes only as the CODM has ultimate approval authority.

Quarterly thereafter, the finance and strategy team reviews the budget versus actual results and, as needed, revises the budget and forecast for the remainder of the year. This review process includes review of the revenues by type and expenditures as well as the headcount needs. Any major deviations from the anticipated performance is discussed with the CFO, CODM, and the Board.

Compensation of CODM and GMs

For fiscal years 2022 and 2023, the compensation programs for the CODM and GMs, or any other employee of the Company, contained no component based on the performance of any single business or business groups. The components of the CODM and GM pay packages are:

•annual base salary;
•cash bonuses that in 2022 were based solely on net cumulative funded accounts and consolidated adjusted EBITDA and in 2023 are based solely on consolidated total net revenues and adjusted EBITDA; and
•restricted stock units that are subject only to time vesting conditions, with the exception of the CODM, who has market-based stock units that are tied to the Company’s share price.

Conclusion

Based on the above, the Company determined that it continues to operate in one operating and reportable segment, as it had before the reorganization into the GM structure. The CODM assesses performance and allocates resources on a consolidated basis, does not regularly receive or review financial information at the GM level, continues to budget at the consolidated level and does not compensate any employee on any metric other than consolidated results. As outlined below, the Company is advancing its ability to regularly develop GM level financial information that may eventually be—but is not currently—shared with and used by the CODM to allocate resources and determine performance, which would potentially change the conclusion of one operating and reportable segment for the Company.

Reporting Unit and Segment Manager Determination

Reporting Unit

On August 2, 2022, the Company announced the reorganization into a GM structure in which the new GMs would begin to assume broad responsibility for their respective individual businesses. Prior to the GM structure, the Company was organized by broad departments, such as product management, engineering, operations, compliance, customer service, human resources, finance, legal, and security. These departmental areas operated on a Company-wide basis and supported all products. No members of the management had any ability to review, or responsibility for, financial performance of individual products or product groupings.

Upon the GM restructuring, reporting lines were changed and the GMs began to oversee their respective businesses, having responsibility over business metrics such as transaction volumes, user growth and headcount, product management, operations, and compliance. Since introducing the GM structure, the Company continues to monitor and evaluate what departmental organizations could and should be decentralized and owned by the GMs. For example, as a result of the ongoing evaluation, the GMs also began to oversee their respective product engineering teams in July 2023.

The Company lacked the ability to produce timely, discrete financial information at the GM level upon the change and during fiscal year 2022. The Company’s finance and strategy team did meet with the GMs during this period to discuss future state GM level profit and loss reporting but did not regularly produce information at the GM level. It was not until January 2023 that the Company began to produce and present operating results at the GM level. These results were preliminary and known internally to be subject to change as a result of an ongoing comprehensive process, with the remaining steps to be completed discussed below under Process and Reporting Changes.

The reporting packages presented to each individual GM were specific to the business and generally contained:
•monthly or quarterly revenue, including budget versus actual;

•measures of activity, such as trading or transacting volumes, and other relevant KPIs such as market share data;
•direct and allocated expenses related to the business; and
•non-financial business updates in areas such as regulatory or compliance.

As the GMs were new to their role, the information in the packages would and continues to evolve period to period as the GMs specify the information they would like to see related to their businesses and the format they would like that information presented. The financial information was primarily generated and shared with the GMs to discuss each revenue and expense allocation, receive feedback on the preliminary allocation methodology, help the GMs better understand their respective business. The financial information has and continues to be iterated each subsequent period.

The Company assesses its reporting unit determination on an ongoing basis consistent with ASC 350. As previously discussed, during 2022 the Company commenced a reorganization into a GM structure in which the GMs would begin to assume broad responsibilities for their respective businesses. Discrete financial information was being shared with the GMs starting in Q1 2023, at which point the Company determined that the four businesses each individually met the definition of a reporting unit under ASC 350-20-35-34.

This change resulted in allocating goodwill on a relative fair value basis and testing goodwill for impairment at the reporting unit level. No goodwill impairment resulted from this assessment. The Company notes that had the determination been made that the four businesses did not constitute reporting units per ASC 350 there would have been no impact on the financial results of the Company.

Segment Manager

The Company notes that per ASC 280-10-50-7, “Generally, an operating segment has a segment manager who is directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts, or plans for the segment.” While the GMs meet regularly with the CODM to discuss operating activity and plans for their respective businesses, the GMs and CODM do not discuss financial results or financial forecasts for the businesses during these meetings or otherwise. Therefore, since the GMs do meet with the CODM to discuss operating activities and plans for the segment, we determined that the GMs function as segment management. However, as discussed above, per subpart b) of ASC 280-10-50-1 not being met the individual reporting units identified above are not considered operating segments.

Process and Reporting Changes

Immediately after the GM reorganization, the Company began developing processes and controls to enable it to produce sufficiently precise GM level financial information that did not exist within its enterprise resource planning system at the time of the announcement in August 2022. As described above, since Q1 2023, the Company has been working with each GM to review and iterate on the revenue and expense allocation methodologies while also investing in building the technical capabilities necessary to automate the process of producing the GM level financial information. Below summarizes the remaining primary work streams required and their respective completion or expected completion dates:

•determination of which and how product revenue is allocated to each of the GM’s businesses (completed in Q3 2023);
•determination of which and how direct operating expenses are allocated to the GMs’ businesses (to be completed and finalized in Q4 2023);
•finalizing allocation methodologies for indirect departmental costs to the GMs’ businesses (to be completed and finalized in Q4 2023);
Note: the above three work streams require review and approval by the CFO prior to being considered completed and final
•creating and automating processes to enable the revenue and operating expenses allocation at the GM level (to be completed in Q1 2024); and
•establishing controls and governance over this process, including subsequent update of product hierarchy and allocation methodology, automated system application, and external financial reporting preparation and review (to be completed in Q1 2024).

The Company is using reasonable best efforts to complete these work streams on the timelines indicated. However, due to the difficulty and complex nature of the process and technical changes still remaining to be completed, the final timeline may differ from what is presented above. The Company will continue to monitor and evaluate the information provided to the CODM to assess all applicable accounting standards relevant for the determination of our segments and reporting units.

Revenue Recognition
Other Revenues, page 110

9.It is unclear whether you account for proxy revenues in 2022 earned by your consolidated subsidiary, Say Technologies, the same as your proxy rebates. Please tell us how you recognize proxy revenue and reference for us the authoritative literature you rely upon to support your accounting. In your response, ensure you clarify whether the delivery of these services is a point in time or over time performance obligation and explain why.

Response:

The Company respectfully advises the Staff that while proxy rebates and proxy revenues are both within the scope of ASC 606, Revenue from Contracts with Customers, the performance obligations differ. For proxy rebates, the performance obligation is to provide Robinhood customer holdings data to a third-party proxy services provider so that the third-party proxy services provider can provide proxy services on behalf of Robinhood. Robinhood is reimbursed for reasonable expenses incurred in providing this information in accordance with Commission rules and applicable self-regulatory organization fee schedules.

Separately, for proxy revenue earned by the Company’s subsidiary, Say Technologies, LLC (“Say”), Say provides services on behalf of broker dealers, including Robinhood. The services performed by Say are the (i) distribution of proxy materials to shareholders and (ii) collection, tallying, and reporting of shareholder responses during a voting event. Per ASC 606-10-25-21, these services each represent a separate performance obligation. Considering guidance included in ASC 606-10-25-23 through 25-30, each performance obligation is satisfied at a point in time. It is worth noting that the vast majority of proxy services begin and end within the same quarter, meaning revenue recognition cutoff exposure is not material. Therefore, the Company has elected an operational expedient to recognize all revenue upon the completion of the second performance obligation. We will continue to monitor for potential cutoff exposure and adjust our revenue recognition methodology if necessary.

The Company also respectfully advises the Staff that proxy rebates and proxy revenues combined for less than 5% of total net revenues in 2022 and the Company expects proxy rebates and proxy revenue to constitute a similar proportion of revenue in 2023.
In response to the Staff’s comment, the Company intends to revise the disclosure that appeared on page 110 of our 2022 10-K for inclusion in our 2023 10-K to add the following disclosure as part of “Other revenues” (with additions shown as bold and underlined):

“During 2022, we terminated our partnership with the third-party proxy service provider and began using Say Technologies, a wholly-owned subsidiary, to provide proxy and investor communications services. We now earn proxy revenue directly from issuers. Proxy services are made up of two performance obligations, (i) distribution of proxy materials to shareholders and (ii) collection, tallying, and reporting of shareholder responses during a voting event. Revenue is recognized at a point in time upon satisfaction of these performance obligations.”

Share-based Compensation
Market-Based RSUs, page 113

10.In the last sentence on page 113 you indicate, in part, that share-based compensation related to remaining market-based conditions to be met will be recorded over the remaining derived requisite service period. Please tell us how a market-based condition being met is consistent with the guidance in ASC 718-10-30-27 and 35-4 indicating that a market condition is not a vesting condition and that previously recognized compensation cost for an award with a market condition shall only be reversed if the requisite service is not rendered.

Response:

The Company respectfully advises the Staff that the Company accounts for the Market-Based RSUs in accordance with the accounting guidance cited in that the share-based compensation will be recorded over the remaining requisite service period and will not be reversed if the specified share prices are not achieved. In response to the Staff’s comment, the Company intends to revise the disclosure that appeared on page 113 of our 2022 10-K in our 2023 10-K as follows (with additions shown as bold, underlined text and deletions shown as strikethrough text):

“Remaining s~~S~~hare-based compensation related to the Market-Based RSUs ~~remaining time-based service and market-based conditions to be met~~ will be recorded over the remaining derived requisite service period. Previously recognized share-based compensation related to the Market-Based RSUs will not be reversed even if the specified share prices are not achieved unless the requisite service is not rendered.”

Legal and Regulatory Matters, page 145

11.For each matter disclosed, please revise your disclosure of the relief sought to include the amount of any monetary damages sought. For example only, quantify to the extent known the dollar amounts or range for the damages, restitution and disgorgement sought in the litigation related to March 2020 Outages and Best Execution, Payment for Order Flow, and Sources of Revenue Civil Litigation. Similarly, quantify amounts sought for statutory and treble damages sought in the text message litigation, monetary damages sought in connection with the federal antitrust and state law tranches in the early 2021 trading restrictions matters litigation, compensatory damages sought in the IPO litigation filed by Mr. Golubowski and the damages sought in the IPO litigation filed by Mr. Zito.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that for many of the matters disclosed, there is no specific amount of damages sought from the Company. Even if a specific amount is sought, disclosure of such amount may not reflect a reasonable estimate of the reasonably possible loss (or range of loss) pursuant to ASC 450-20 and may be misleading to investors. Thus, the Company does not believe it would be appropriate to identify the amount of damages sought.

Form 10-Q for the Period Ended June 30, 2023
Item 1A. Risk Factors, page 55

12.To the extent material, describe any gaps your board or management have identified with respect to risk management processes and policies in light of recent crypto asset market conditions as well as any changes they have made to address those gaps.

Response:

The Company respectfully advises the Staff that the Company continuously and actively monitors risks related to cryptocurrency market conditions. Our management Enterprise Risk

Committee (the “ERC”) meets regularly to assess the Company’s risk profile and to identify and analyze top risks across the Company’s business–including RHC. The ERC escalates key risks to the Safety, Risk and Regulatory Committee of our Board. Additionally, the RHC Asset Listing Committee (the “Listing Committee”) periodically analyzes the cryptocurrencies supported on our platform to ensure that they continue to meet our requirements under our internal policies and procedures for continued support on our platform. The Listing Committee has the authority to delist and cease support for any cryptocurrency based on a variety of factors.

Neither the Board nor management have identified any material gaps with respect to our existing risk management processes and policies in light of the recent cryptocurrency market disruption, although as a result of our current processes and policies we have taken proactive measures to manage certain risks. For example, we recently reduced net open position limits with liquidity partners through more frequent settlement and added additional banking and liquidity partners.

We might need additional capital to provide liquidity..., page 62

13.Please revise to disclose whether you have experienced excessive redemptions or withdrawals, or have suspended redemptions or withdrawals, of crypto assets and explain the potential effects on your financial condition and liquidity.

Response:
The Company respectfully advises the Staff that it does not believe there is any additional disclosure that would be necessary at this time, but will continue to utilize the procedures it has in place to assess whether additional disclosure in the future would be appropriate. In particular, the Company continuously monitors the inflows and outflows of funds across asset classes on our platform, including cryptocurrency, and can therefore detect material changes in deposit or withdrawal trends. Even during periods of heightened market volatility or disruption, the Company has not experienced excessive redemptions or withdrawals of cryptocurrencies on our platform. Our publicly-available monthly metrics reflect that we have experienced positive overall Net Deposits5 for each month in 2022 and 2023 year-to-date, and averaged $1.4 billion Net Deposits per month in 2023, as of August 2023.

We have not suspended redemptions or withdrawals of cryptocurrencies on our platform, although on March 10, 2023, we temporarily halted trading and deposits of USDC due to high volatility following the failure of certain U.S. banks that were taken over by the Federal Deposit Insurance Corporation and its subsequent de-pegging from the U.S. dollar. On March 15, 2023, USDC was fully re-enabled. This temporary halt in trading and deposits of USDC had an immaterial impact on our financial condition and liquidity.
5 We define Net Deposits as all cash deposits and asset transfers received from customers, net of reversals, customer cash withdrawals, and other assets transferred out of our platform (assets transferred in or out include debit card transactions, Automated Customer Account Transfer Service transfers, and custodial crypto wallet transfers) for a stated period.

Risks Related to Cryptocurrency Products and Services
The loss, destruction or unauthorized use or access of a private key..., page 85

14.Please revise to describe the terms and provisions of your insurance policies, including insurance policies covering the crypto assets that you hold on behalf of customers in wallets in your custody, including, the amount of coverage, term, termination provisions, renewal options and limitations on coverage.

Response:

The Company acknowledges the Staff’s comment and respectfully submits that it does not believe that the specific terms and provisions of our insurance policies are material to an investor’s understanding of the risk that the total losses we might experience related to the loss or compromise of private keys could be greater than the total value of our insurance coverage. In particular, the Company does not believe the information requested about our insurance policies is material to an investor’s understanding of what makes an investment in the Company speculative or risky in accordance with Item 105 of Regulation S-K, as we have already disclosed on page 86 of our Form 10-Q for the period ended June 30, 2023 (our “Q2 2023 10-Q”) that “Our insurance coverage for such events is limited and might not cover the extent of loss nor the nature of such loss, in which case we might be liable for the full amount of losses suffered, which could be greater than all of our remaining assets. The total value of cryptocurrencies under our control on behalf of customers is significantly greater than the total value of insurance coverage that would compensate us in the event of theft or other loss of such assets.” Although the Company does not believe that the terms and provisions of our insurance policies are material to an investor’s understanding of what makes an investment in the Company speculative or risky, in light of the Staff’s comment, the Company will modify the disclosure that appeared on page 86 of our Q2 2023 10-Q for inclusion in our 2023 10-K as follows (with additions shown as bold, underlined text and deletions shown as strikethrough text):

“Our insurance coverage for such events is limited and might not cover the extent of loss nor the nature of such loss, in which case we might be liable for the full amount of losses suffered, which could be greater than all of our remaining assets. The total value of cryptocurrencies under our control on behalf of customers is significantly greater than the total value of insurance coverage that would compensate us in the event of theft or other loss of such assets. Furthermore, the term of our current insurance policy expires in the third quarter of 2024, with our option to renew annually or for the carrier to terminate coverage with advance written notice. Any loss of our insurance coverage would impede our ability to mitigate any losses our customers might suffer if we are unable to access private keys.”

Any particular cryptocurrency's status as a "security" is subject to a high degree of uncertainty and if we have not properly..., page 87

15.We note your risk factor disclosure that the legal test for determining whether any given cryptocurrency is a security “evolves over time." Please remove this statement as the legal tests are well-established by U.S. Supreme Court case law and the Commission and staff have issued reports, orders, and statements that provide guidance on when a crypto asset may be a security for purposes of the U.S. federal securities laws.

Response:

In our Q2 2023 10-Q, Robinhood disclosed to investors that there is a high degree of uncertainty around any particular cryptocurrency’s status as a “security” under U.S. federal and state securities laws. As part of this disclosure, Robinhood explained that “[t]he legal test for determining whether any given cryptocurrency is a security is a highly complex, fact-driven analysis that evolves over time, and the outcome is difficult to predict.”

The Company respectfully submits that it believes this disclosure is accurate. This disclosure is identical to how former Director of the Division of Corporation Finance William Hinman and the Commission’s Strategic Hub for Innovation and Financial Technology (“FinHub Staff”) have described the securities law analysis for digital assets. In particular, the above-quoted sentence explains to investors that the outcome of the analysis for determining whether a given cryptocurrency is a security may “evolve[] over time,” as Director Hinman explained in his June 2018 speech6. Your comment refers to “guidance” from the Staff which it suggests contradicts this statement, but in fact, that “guidance” is consistent with Robinhood’s disclosure. The FinHub Staff has explained in its guidance that it “expect[s] that analysis concerning digital assets as securities may evolve over time as the digital asset market matures.”7

We also note there is ongoing and active litigation in a variety of U.S. jurisdictions, including cases in which the Commission is a litigant, concerning the proper applicable legal tests relating to whether a digital asset is a security and the application of these legal tests to certain transactions in digital assets. In at least one of those cases, a federal judge has rejected the Commission’s arguments about when a cryptocurrency constitutes an investment contract for purposes of the federal securities laws and has further rejected the Commission’s motion for leave to file an interlocutory appeal of the district court decision.8 Other cases remain pending and involve vigorously contested issues of law and fact. These cases, and the Ripple Labs opinion in particular, indicate that even if the Howey test is the applicable test to determine whether a transaction in digital assets constitutes an investment contract, it is not possible (for Robinhood, or for the Commission) to predict with certainty whether any particular digital asset will be conclusively determined by a court to be an investment contract when sold in a particular transacti
6 See, e.g., William Hinman, Digital Asset Transactions: When Howey Met Gary (Plastic) (June 14, 2018), https://www.sec.gov/news/speech/speech-hinman-061418 (discussing how “a digital asset offered as a security can, over time, become something other than a security”).
7 SEC FinHub Staff, Framework for “Investment Contract” Analysis of Digital Assets, at n.4 (Apr. 3, 2019), https://www.sec.gov/corpfin/framework-investment-contract-analysis-digital-assets.
8 See Sec. & Exc’h Comm’n v. Ripple Labs, Inc., No. 20 CV 10832 (AT), 2023 WL 4507900 (S.D.N.Y. July 13, 2023); id. at ECF No. 917.

on. The outcome in any particular case depends on a variety of factors, including the particular facts and circumstances of the particular digital asset and transaction.9

In light of the above, Robinhood adopted this language to ensure that its risk factor disclosure was aligned with how the Staff and other public companies were describing the same risks. Although Robinhood respectfully disagrees with the Staff’s interpretation of its risk factor and does not believe clarification is required, in light of the Staff’s comment, Robinhood will modify the disclosure that appeared on page 87 of our Q2 2023 10-Q for inclusion in our 2023 10-K as follows (with additions shown as bold, underlined text and deletions shown as strikethrough text):

“~~The legal test for determining~~Determining whether any given cryptocurrency is a security is a highly complex, fact-driven analysis, the outcome of which is difficult to predict and may evolve over time based on changes in the cryptocurrency and its related ecosystem. Different parties may reach different conclusions about the outcome of this analysis based on the same facts.~~, and the outcome is difficult to predict.~~ The analysis may become clearer depending on the outcome in certain cases currently pending in varying stages of litigation.”

    Such a revision makes clear that when Robinhood is referring to evolution over time, it is referring to the analysis of whether, and under what circumstances, a digital asset is a security, rather than the legal test itself.

16.We note your risk factor disclosure here that:
•The SEC generally does not provide advance guidance or confirmation on the status of any particular cryptocurrency as a security; and
•With respect to all other cryptocurrencies there is currently no certainty under the applicable legal test that such assets are not securities.

Please remove or revise these statements in light of the fact that the Commission has identified numerous crypto assets as securities, the legal tests are well-established by U.S. Supreme Court case law, and the Commission and staff have issued reports, orders and statements that provide guidance on when a crypto asset may be a security for purposes of the U.S. federal securities laws.

9 See, e.g., id. at p. 11-12 (“In each of the cases cited by the SEC, the district court applied the Howey test to the facts and circumstances of that particular case.”); Risley v. Universal Navigation, Inc., No. 22 CV 2780 (KPF), 2023 WL 5609200, at *1, 14-15, 37 (S.D.N.Y. Aug. 29, 2023) (resolving a “case of first impression” by noting that “the current state of cryptocurrency regulation leaves [plaintiffs] without recourse” because “under the current law” defendants have no liability; further noting that “the law is currently developing around these [cryptocurrency] exchanges” and “[r]egulators may someday address this gray area in the securities laws”).

Response:

The Company respectfully submits that it believes that the above-quoted language is accurate in context. As part of this risk factor disclosure, Robinhood stated that “[t]he SEC generally does not provide advance guidance or confirmation on the status of any particular cryptocurrency as a security. Occasionally, though, the SEC and its staff have taken positions that certain cryptocurrencies are ‘securities’ – often in the context of enforcement actions – and we do not currently support any cryptocurrencies for which the SEC or its staff has taken such a position.” Robinhood’s risk factor disclosure also identified the instances where Commissioners or Staff have provided guidance as to the status of particular cryptocurrencies, such as Bitcoin, and noted other guidance issued by the Commission.

    This risk factor disclosure accurately states that the Commission has alleged that certain cryptocurrencies were investment contracts in the context of enforcement actions, but explains that the Commission does not publicly identify particular cryptocurrencies as securities (or not) in advance of taking such action. Robinhood is not aware of the Commission or the Staff providing confirmation of the status of any particular cryptocurrency outside of the enforcement actions that have been brought to date.10 It is plainly a risk for Robinhood that certain cryptocurrencies on its platform might not be identified by the Commission as securities prior to the commencement of an enforcement action—no matter how strenuously market participants seek such guidance.

    In addition, many of the enforcement actions in which the Commission has alleged that a particular cryptocurrency is a security, including those against other trading platforms such as Coinbase and Binance, are being vigorously contested, and it is far from clear that the outcome in each case will be favorable to the Commission. Even if the courts in these ongoing litigations conclude that a particular cryptocurrency is an investment contract in connection with certain transactions, it remains unclear whether such a decision would mean that all transactions in that cryptocurrency–in particular those on secondary markets like Robinhood–would be securities transactions.11

10 Cf. Comm’r Caroline Crenshaw, Digital Asset Securities – Common Goals and a Bridge to Better Outcomes (Oct. 12, 2021) (“While industry may desire blanket definitions or that we proactively label all the specific projects, assets, and activities that are within our jurisdiction, that is not how our regulatory framework functions. We also do not have the resources to do that.”).
11 See, e.g., Sec. & Exc’h Comm’n v. Terraform Labs Pte. Ltd., No. 23 CV 1346 (JSR), 2023 WL 4858299, at *33 (S.D.N.Y. July 31, 2023) (“To be sure, the original UST and LUNA coins, as originally created and when considered in isolation, might not have been, by themselves, investment contracts.”); Sec. & Exc’h Comm’n v. Ripple Labs, Inc., No. 20 CV 10832 (AT), 2023 WL 4507900 (S.D.N.Y. July 13, 2023) (holding that the XRP token is not inherently a security, even if it can be sold via investment contracts, and that secondary market sales of XRP were not investment contracts).

Nonetheless, in light of the Staff’s comment, Robinhood will revise the disclosure that appeared on page 87 of our Q2 2023 10-Q in our 2023 10-K as follows (with additions shown as bold, underlined text and deletions shown as strikethrough text):

“~~The SEC generally does not provide advance guidance or confirmation on the status of any particular cryptocurrency as a security. Occasionally though t~~The SEC and its staff have taken positions that certain cryptocurrencies are “securities” ~~- often~~ in the context of settled or litigated enforcement actions—and we do not currently support any cryptocurrencies for which the SEC or its staff has taken such a position. Otherwise, the SEC has not historically provided advance confirmation on the status of any particular cryptocurrency as a security.”

17.You state on page 88 that you “could be subject to judicial or administrative sanctions for failing to offer or sell the cryptocurrency in compliance with securities registration requirements, or for acting as a securities broker or dealer without appropriate registration.” To the extent material, please revise to describe the risks associated with operating as an unregistered national securities exchange and clearing agency, as well as offering a self-custodial crypto wallet, as referenced in the preceding paragraph.

Response:

The Company respectfully submits that it believes that any risks associated with engaging in conduct that is potentially regulated by the U.S. federal securities laws without appropriate registration were encompassed by this risk factor disclosure as written. Nonetheless, in light of the Staff’s comment, the Company will revise the disclosure that appeared on page 88 of our 2022 10-K to explicitly note that it could be subject to judicial or administrative sanctions for operating as an unregistered national securities exchange and clearing agency, or for offering a self-custodial crypto wallet. The revised language will appear in our 2023 10-K as follows (with additions shown as bold, underlined text and deletions shown as strikethrough text):

“We could be subject to judicial or administrative sanctions, including disgorgement or penalties which could be material, for failing to offer or sell the cryptocurrency in compliance with securities registration requirements, or for acting as a securities broker or dealer, national securities exchange, clearing agency, or other regulated entity without appropriate registration.”

If you require additional information, please contact me at christina.lai@robinhood.com or (650) 507-5189.

Sincerely,

/s/ Christina Y. Lai

Christina Y. Lai
Vice President, Deputy General Counsel
and Corporate Secretary